UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 24th January, 2017	By /s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 24th January, 2017 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Financial Results for the Quarter ended 31st December, 2016.

Exhibit I

24th January, 2017

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Financial Results for the Quarter ended 31st December, 2016

We attach herewith a file containing the Financial Results for the third quarter (unaudited) ended 31st December, 2016, segment reporting and press release in this regard.

The aforesaid financial results have been submitted to the stock exchanges in India as per the listing requirements of those Stock Exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sd/-

N. E. Venkitakrishnan
Vice President- Legal & Secretarial

Encl. : a/a.

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2016

(₹ in lacs)

		Quarter ended 31.12.2016	Quarter ended 30.09.2016	Quarter ended 31.12.2015	Nine Months ended 31.12.2016	Nine Months ended 31.12.2015	Year ended 31.03.2016
	Particulars	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited

1	Interest Earned (a)+(b)+(c)+(d)	1760560	1706994	1541112	5119156	4422470	6022145
	a) Interest / discount on advances / bills	1317564	1290136	1148349	3854781	3287897	4482786
	b) Income on Investments	404934	381807	365142	1167665	1033043	1412003
	c) Interest on balances with Reserve Bank of India and other inter bank funds	18688	13967	5952	36676	31269	36161
	d) Others	19374	21084	21669	60034	70261	91195
2	Other Income	314267	290095	287219	885023	788586	1075172
3	Total Income (1)+(2)	2074827	1997089	1828331	6004179	5211056	7097317
4	Interest Expended	929651	907635	834261	2710744	2408652	3262993
5	Operating Expenses (i)+(ii)	484251	486999	420484	1448136	1239540	1697969
	i) Employees cost	168863	165721	143127	493101	420425	570220
	ii) Other operating expenses	315388	321278	277357	955035	819115	1127749
6	Total Expenditure (4)+(5) (excluding Provisions & Contingencies)	1413902	1394634	1254745	4158880	3648192	4960962
7	Operating Profit before Provisions and Contingencies (3)-(6)	660925	602455	573586	1845299	1562864	2136355
8	Provisions (other than tax) and Contingencies	71578	74899	65388	233150	206316	272561
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	589347	527556	508198	1612149	1356548	1863794
11	Tax Expense	202814	182023	172514	556192	464347	634171
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	386533	345533	335684	1055957	892201	1229623
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	386533	345533	335684	1055957	892201	1229623
15	Paid up equity share capital (Face Value of ₹ 2/- each)	51107	50913	50502	51107	50502	50564
16	Reserves excluding revaluation reserves						7217213
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	15.9%	15.4%	15.9%	15.9%	15.9%	15.5%
	(iii) Earnings per share (₹)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	15.2	13.6	13.3	41.6	35.5	48.8
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	15.0	13.4	13.1	41.1	35.0	48.3
	(iv) NPA Ratios
	(a) Gross NPAs	523227	506904	425520	523227	425520	439283
	(b) Net NPAs	156432	148885	126060	156432	126060	132037
	(c) % of Gross NPAs to Gross Advances	1.05%	1.02%	0.97%	1.05%	0.97%	0.94%
	(d) % of Net NPAs to Net Advances	0.32%	0.30%	0.29%	0.32%	0.29%	0.28%
	(v) Return on assets (average) - not annualized	0.5%	0.5%	0.5%	1.4%	1.4%	1.9%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

(₹ in lacs)

Particulars		Quarter ended 31.12.2016	Quarter ended 30.09.2016	Quarter ended 31.12.2015	Nine Months ended 31.12.2016	Nine Months ended 31.12.2015	Year ended 31.03.2016
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	561959	502595	480719	1566878	1328543	1826488
b)	Retail Banking	1695107	1651316	1514811	4931687	4381136	5925234
c)	Wholesale Banking	783356	790352	683570	2335235	2013686	2716239
d)	Other Banking Operations	233082	212645	200961	640694	537015	755442
e)	Unallocated	—	—	—	—	—	—
	Total	3273504	3156908	2880061	9474494	8260380	11223403
	Less: Inter Segment Revenue	1198677	1159819	1051730	3470315	3049324	4126086

	Income from Operations	2074827	1997089	1828331	6004179	5211056	7097317

2	Segment Results
a)	Treasury	25348	26834	51324	101355	111580	148921
b)	Retail Banking	230844	200731	207415	621044	551821	785503
c)	Wholesale Banking	282106	259949	204641	774771	592190	788720
d)	Other Banking Operations	94328	74350	80411	227199	207937	283227
e)	Unallocated	(43279)	(34308)	(35593)	(112220)	(106980)	(142577)

	Total Profit Before Tax	589347	527556	508198	1612149	1356548	1863794

3	Segment Assets
a)	Treasury	28656657	25186101	22473889	28656657	22473889	23533198
b)	Retail Banking	27721544	28268880	24264374	27721544	24264374	25269065
c)	Wholesale Banking	23137885	22697228	20710495	23137885	20710495	22624265
d)	Other Banking Operations	2747197	2214545	2050514	2747197	2050514	2163306
e)	Unallocated	538686	515941	480477	538686	480477	489774

	Total	82801969	78882695	69979749	82801969	69979749	74079608

4	Segment Liabilities
a)	Treasury	6591139	7305597	6088430	6591139	6088430	7734038
b)	Retail Banking	52831431	48817836	42799775	52831431	42799775	44831340
c)	Wholesale Banking	12854932	12682207	11822230	12854932	11822230	12042552
d)	Other Banking Operations	392147	287794	240198	392147	240198	247631
e)	Unallocated	1629851	1733535	1828460	1629851	1828460	1956270

	Total	74299500	70826969	62779093	74299500	62779093	66811831

5	Capital Employed
	(Segment Assets-Segment Liabilities)
a)	Treasury	22065518	17880504	16385459	22065518	16385459	15799160
b)	Retail Banking	(25109887)	(20548956)	(18535401)	(25109887)	(18535401)	(19562275)
c)	Wholesale Banking	10282953	10015021	8888265	10282953	8888265	10581713
d)	Other Banking Operations	2355050	1926751	1810316	2355050	1810316	1915675
e)	Unallocated	(1091165)	(1217594)	(1347983)	(1091165)	(1347983)	(1466496)

	Total	8502469	8055726	7200656	8502469	7200656	7267777

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as on December 31, 2016 is given below.

			(₹ in lacs)
Particulars	As at 31.12.2016	As at 31.12.2015	As at 31.03.2016
	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES

Capital	51107	50502	50564
Reserves and Surplus	8451362	7150154	7217213
Deposits	63470456	52399679	54642419
Borrowings	7212115	7194070	8496899
Other Liabilities and Provisions	3616929	3185344	3672513

Total	82801969	69979749	74079608

ASSETS

Cash and Balances with Reserve Bank of India	4999976	2682253	3005831
Balances with Banks and Money at Call and Short notice	410256	578946	886053
Investments	23605550	19425070	19583629
Advances	49504333	43636444	46459396
Fixed Assets	349032	323946	334315
Other Assets	3932822	3333090	3810384

Total	82801969	69979749	74079608

2	The above results have been approved by the Board of Directors at its meeting held on January 24, 2017. The results for the quarter ended and nine months ended December 31, 2016 have been subjected to a “Limited Review” by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.
3	The Bank has followed the same significant accounting policies in the preparation of these financial results as those followed in the annual financial statements for the year ended March 31, 2016.
4	During the quarter and nine months ended December 31, 2016, the Bank allotted 9740400 and 27187600 shares respectively pursuant to the exercise of options under the approved employee stock option schemes.
5	Pursuant to RBI circular FMRD.DIRD.10/14.03.002/2015-16 dated May 19, 2016, the Bank has, effective quarter ended December 31, 2016, included its repo / reverse repo transactions under Liquidity Adjustment Facility (LAF) and Marginal Standing Facility (MSF) with RBI under ‘Borrowings from RBI’ / ‘Balances with RBI’, as the case may be. Hitherto, these transactions were netted from / included under ‘Investments’. Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification. The above change in classification has no impact on the profit of the Bank for the quarter ended December 31, 2016 or the previous periods presented.
6	RBI circular DBOD.No.BP.BC.1/21.06.201/2015-16 dated July 1, 2015 on ‘Basel III Capital Regulations’ read together with the RBI circular DBR.No.BP.BC.80/21.06.201/2014-15 dated March 31, 2015 on ‘Prudential Guidelines on Capital Adequacy and Liquidity Standards - Amendments’ requires banks to make applicable Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or limited review.
7	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts written off.
8	As at December 31, 2016, the total number of branches (including extension counters) and ATM network stood at 4555 branches and 12087 ATMs respectively.
9	Figures of the previous period have been regrouped / reclassified wherever necessary to conform to current period’s classification.
10	₹ 10 lac = ₹ 1 million
₹ 10 million = ₹ 1 crore

Place : Mumbai	Aditya Puri
Date : January 24, 2017	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE	HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE

QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2016

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and nine months ended December 31, 2016 at their meeting held in Mumbai on Tuesday, January 24, 2017. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended December 31, 2016

The Bank’s total income for the quarter ended December 31, 2016 was ₹ 20,748.3 crore, up from ₹ 18,283.3 crore for the quarter ended December 31, 2015. Net revenues (net interest income plus other income) increased by 15.2% to ₹ 11,451.8 crore for the quarter ended December 31, 2016 as against ₹ 9,940.7 crore for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended December 31, 2016 grew by 17.6% to ₹ 8,309.1 crore, from ₹ 7,068.5 crore for the quarter ended December 31, 2015, driven by average assets growth of 18.6% and a net interest margin for the quarter of 4.1%.

Other income (non-interest revenue) at ₹ 3,142.7 crore was 27.4% of the net revenues for the quarter ended December 31, 2016 and grew by 9.4% over ₹ 2,872.2 crore in the corresponding quarter ended December 31, 2015. The four components of other income for the quarter ended December 31, 2016 were fees & commissions of ₹ 2,206.8 crore (₹ 2,004.8 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 297.2 crore (₹ 277.4 crore for the corresponding quarter of the previous year), gain on revaluation / sale of investments of ₹ 398.6 crore (₹ 327.9 crore in the corresponding quarter of the previous year) and miscellaneous income including recoveries of ₹ 240.0 crore (₹ 262.1 crore for the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.

Operating expenses for the quarter ended December 31, 2016 were ₹ 4,842.5 crore, an increase of 15.2% over ₹ 4,204.8 crore during the corresponding quarter of the previous year. The core cost-to-income ratio for the quarter was 43.8% as against 43.7% for the corresponding quarter ended December 31, 2015.

Provisions and contingencies for the quarter ended December 31, 2016 were ₹ 715.8 crore (consisting of specific loan loss provisions ₹ 694.4 crore, general provisions ₹ 9.3 crore, and other provisions ₹ 12.1 crore) as against ₹ 653.9 crore (consisting of specific loan loss provisions ₹ 601.5 crore, general provisions ₹ 49.9 crore and other provisions ₹ 2.5 crore) for the corresponding quarter ended December 31, 2015. Profit before tax was up 16.0% to ₹ 5893.5 crore. After providing ₹ 2,028.1 crore for taxation, the Bank earned a net profit of ₹ 3,865.3 crore, an increase of 15.1% over the quarter ended December 31, 2015.

Balance Sheet: As of December 31, 2016

Total balance sheet size as of December 31, 2016 was ₹ 828,020 crore as against ₹ 699,797 crore as of December 31, 2015. Total deposits as of December 31, 2016 were ₹ 634,705 crore, an increase of 21.1% over December 31, 2015. This was after considering maturities of about US$ 3 billion of Foreign Currency Non-Resident (FCNR) deposits raised (and swapped into rupees with RBI at a concessional rate) during the quarter ended December 31, 2013. CASA deposit growth saw a spurt largely attributable to the demonetisation exercise, with current account deposits growing by 36.7% over the previous year to reach ₹ 101,239 crore and savings account deposits growing by 37.8% over the previous year to reach ₹ 186,634 crore. Time deposits were at ₹ 346,832 crore, an increase of 10.3% over the previous year resulting in CASA proportion of 45% as on December 31, 2016.

NEWS RELEASE	HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.

Total advances as of December 31, 2016 were ₹ 495,043 crore after considering repayments of about US$ 2 billion of overseas loans linked to FCNR deposits. The Bank’s domestic loan portfolio of ₹ 477,415 crore grew at 17.5% on a year on year basis. As per the Bank’s internal business classification, the domestic retail loans and wholesale loans grew by 17.8% and 16.8% respectively. As per regulatory (Basel 2) segment classification the growth rates were 21.5% for domestic retail loans and 13.0% for wholesale loans. The domestic loan mix as per Basel 2 classification between retail:wholesale was 55:45.

Nine Months ended December 31, 2016

For the nine months ended December 31, 2016, the Bank earned a total income of ₹ 60,041.8 crore as against ₹ 52,110.6 crore in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 31, 2016 were ₹ 32,934.4 crore, as against ₹ 28,024.0 crore for the nine months ended December 31, 2015, an increase of 17.5%. Net profit for the nine months ended December 31, 2016 was ₹ 10,559.6 crore, up by 18.4% over the corresponding nine months ended December 31, 2015.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines, was at 15.9% as at December 31, 2016 (15.9% as at December 31, 2015) as against a regulatory requirement of 9%. Tier-I CAR was at 13.8% as on December 31, 2016 compared to 13.2% as at December 31, 2015.

NETWORK

As of December 31, 2016, the Bank’s distribution network was at 4,555 branches and 12,087 ATMs across 2,597 cities / towns as against 4,281 branches and 11,843 ATMs across 2,505 cities / towns as of December 31, 2015. Of the total branches, 52% are in semi-urban and rural areas. Number of employees increased from 84,619 as of December 31, 2015 to 90,421 as of December 31, 2016.

NEWS RELEASE	HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.

ASSET QUALITY

Gross non-performing assets (NPAs) were at 1.05% of gross advances as on December 31, 2016, as against 1.02% as on September 30, 2016 and 0.97% as on December 31, 2015. Net non-performing assets were at 0.3% of net advances as on December 31, 2016.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

BOM: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

NEWS RELEASE	HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcbank.com